                                               RULE NO. 424(b)(5)
                                               REGISTRATION NO. 333-91635


          Prospectus Supplement to Prospectus dated November 30, 1999.

                                  $400,000,000

                              Westvaco Corporation
               $200,000,000 Floating Rate Notes due June 5, 2003
                   $200,000,000 8.40% Notes due June 1, 2007

                                ---------------

      Westvaco Corporation is offering two series of notes. Westvaco will pay interest on the floating rate notes quarterly on the 5th day of March, June, September and December of each year, commencing September 5th, 2000. The per annum rate of interest for each quarterly interest period will be reset quarterly as described in this prospectus supplement based on the three-month LIBOR plus 0.90%. Westvaco will pay interest on the fixed rate notes on June 1 and December 1 of each year, commencing December 1, 2000. The notes will be issued only in denominations of $1,000 and integral multiples of $1,000. There is no sinking fund for either series of the notes.

      Westvaco may redeem the floating rate notes, in whole or in part, on any interest payment date on or after June 5, 2001 at the price set forth in this prospectus supplement. Westvaco may redeem the fixed rate notes, in whole or in part, at any time before their maturity at the redemption price described in this prospectus supplement.

                                ---------------

      Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

                                ---------------

                               Per Floating              Per Fixed
                               ------------              ---------
                                Rate Note      Total     Rate Note    Total
                               ------------ ------------ --------- ------------
Initial public offering
 price.......................    100.000%   $200,000,000  99.654%  $199,308,000
Underwriting discount........      0.350%   $    700,000   0.625%  $  1,250,000
Proceeds, before expenses, to
 Westvaco....................     99.650%   $199,300,000  99.029%  $198,058,000

      The initial public offering prices set forth above do not include accrued interest, if any. Interest on the notes will accrue from June 5, 2000.

                                ---------------

      The underwriters expect to deliver the notes in book-entry form only through the facilities of The Depository Trust Company against payment in New York, New York, on June 5, 2000.

                              Goldman, Sachs & Co.
J.P. Morgan & Co.
                         Merrill Lynch & Co.
                                                       Bear, Stearns & Co. Inc.
Banc of America Securities LLC
              BNY Capital Markets, Inc.
                             Chase Securities Inc.
                                           Salomon Smith Barney
                                                       Wachovia Securities, Inc.

                                ---------------

                   Prospectus Supplement dated May 31, 2000.

                      DOCUMENTS INCORPORATED BY REFERENCE

      The Securities and Exchange Commission allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus supplement and the accompanying prospectus, and information that we file later with the Securities and Exchange Commission will automatically update and supersede this information. We incorporate by reference the documents of Westvaco Corporation listed below and any future filings made with the Securities and Exchange Commission pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, until we sell all of the securities. A document will be incorporated by reference on the date it is filed.

    .  Annual Report on Form 10-K for the fiscal year ended October 31,
       1999.

    .  Quarterly Report on Form 10-Q for the quarter ended January 31, 2000.

    . Current Reports on Form 8-K dated November 12, 1999, November 18, 1999, November 29, 1999, December 29, 1999, January 7, 2000, January 18, 2000, April 24, 2000 and May 25, 2000.

    . Definitive Proxy Statement, dated December 27, 1999, and additional proxy materials, dated February 4, 2000.

      You may request a copy of these filings at no cost by writing or telephoning us at the following address: Mr. John W. Hetherington, Vice President and Secretary, Westvaco Corporation, 299 Park Avenue, New York, New York 10171, telephone (212) 318-5280.

      You should rely only on the information contained in or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not authorized any other person to provide you with different information. We are not making an offer to sell these securities in any jurisdiction where the offer is not permitted. You should assume that the information appearing in this prospectus supplement and the accompanying prospectus, as well as information we previously filed with the Securities and Exchange Commission and incorporated by reference, is accurate as of the date on the front of these documents only.

                                ---------------

                                  THE COMPANY

      Westvaco Corporation is one of the major producers of paperboard and paper in the United States. It converts paperboard and paper into a variety of end-products, manufactures a variety of specialty chemicals, produces lumber, sells timber from its timberlands and is engaged in land development. In Brazil, it is a major producer of paperboard and corrugated packaging for the markets of that country and also operates a folding carton plant. Westvaco also has a folding carton plant in the Czech Republic. Westvaco exports products from the United States, Brazil and the Czech Republic to other countries throughout the world.

      The company's principal business segments are the manufacture of (1) packaging products, (2) paper products, and (3) specialty chemicals. The principal markets for Westvaco's products are in the United States. Sales to customers outside the United States made up approximately 24% of Westvaco's total sales in 1999 (1998-25%, 1997-25%). Substantially all products are sold through the company's own sales force. Westvaco maintains 30 sales offices located throughout the United States and 29 in foreign countries.

Forest Resources

      The principal raw material used in the manufacture of paperboard, paper and pulp is wood. Westvaco owns 1,446,000 acres of forest land in the United States and southern Brazil (more than 1,000 miles from the Amazon rainforests). Westvaco's Cooperative Forest Management Program, established in the 1950s, provides an additional source of wood fiber from the 1,370,000 acres owned by participating landowners and managed with assistance from Westvaco foresters.

      Westvaco's strategy, based on the location of its mills and the composition of surrounding forest land ownership, is to provide a portion of its wood fiber from company-owned land and to rely on private woodland owners and residues from independent solid wood products plants for substantial quantities of wood. During 1999, Westvaco furnished 39% (1998-36%, 1997-39%) of its wood requirements from company-owned land, and an additional 8% (1998-7%, 1997-8%) was purchased from landowners in the Cooperative Forest Management Program. The remainder was purchased from other private landowners and sawmills by mill wood procurement organizations. The wood procurement system includes 27 pulpwood concentration and processing yards that are strategically located to store and ship wood to the mills as needed. The Cooperative Forest Management Program, private landowners and sawmills continue to provide adequate volumes of timber to meet our external fiber needs. Westvaco supplied 100% of the wood for its Brazilian mill from company plantations.

      Westvaco forests include plantations, natural stands and fiber farms. The inventory of growing trees, the basis for volume production, has increased steadily over the last decade in spite of a steady rise in the volume of wood harvested. Most of the pine stands harvested are plantations that are regenerated by establishing new pine plantations. Most hardwood stands that are harvested are re-established by planned natural regeneration from seeds and sprouts. Westvaco's hardwood plantation and fiber farm programs are expanding and involve several domestic species. The quantity of wood harvested by Westvaco from its lands in any year is primarily controlled by long-range forest management programs based on integrated wood supply plans.

Research

      Westvaco operates major research facilities at Laurel, MD, North Charleston, SC, and Covington, VA, which provide process and product support for our manufacturing operations as well as a forest science laboratory at Summerville, SC. Forest research conducted there, and at satellite centers at Wickliffe, KY, Rupert, WV, and Tres Barras, State of Santa Catarina, Brazil, is focused on biotechnology, genetics, tree nutrition, regeneration, stand management, environmental protection and forest measurements. The goal is increased timber and fiber production on a sustainable basis. The company's larger divisions and subsidiaries also have product development staffs which work on product-related projects directed toward specific opportunities of the individual units.

      In 1999, the company incurred $47.3 million (1998-$45.1 million, 1997- $42.9 million) of research and development costs. Substantially all of the research projects are company sponsored. Approximately 245 scientists were employed in research and development activities.

International Operations

      In Brazil, Rigesa, a wholly owned subsidiary of Westvaco, operates a paperboard mill, a corrugated box plant and a consumer packaging plant in Valinhos, State of Sao Paulo; a paperboard mill in Tres Barras, State of Santa Catarina; and corrugated box plants in Blumenau, State of Santa Catarina; Manaus, State of Amazonia; and Pacajus, State of Ceara. Rigesa is one of the few paper companies in Brazil which is integrated from the forests to the markets. This fact, combined with technology drawn from Westvaco's U.S. experience, has provided Rigesa with a history of high-quality products and strong growth. Rigesa accounted for approximately 13% of packaging segment operating profit in 1999.

      Westvaco's Czech Republic subsidiary, Westvaco Svitavy, spol. s r.o. ("Svitavy"), operates a consumer packaging plant in that country. Svitavy supplies consumer packaging to the markets of Eastern, Central and Western Europe. The packaging is made primarily from distinctive paper and paperboard produced by Westvaco in the United States.

      Export sales from Westvaco's U.S. operations made up approximately 18% of Westvaco's 1999 sales (1998-17%, 1997-16%). Sales of our foreign operating subsidiaries, including exports, were 6% of Westvaco's total sales (1998-8%, 1997-9%).

      During the second fiscal quarter of 1999, Westvaco acquired a 45% interest in a new consumer packaging business with a plant in Guangzhou, China. The plant is owned by a subsidiary of International Paper Company.

Environmental Protection

      Westvaco is subject to federal and state environmental laws and regulations in all jurisdictions in which it has operating facilities. Compliance with these requirements involves the diversion of capital from production facilities and increases operating costs. In the opinion of Westvaco's management, environmental protection requirements are not likely to adversely affect the company's competitive industry position since other domestic companies are subject to similar requirements. In 1995, the company authorized removal of elemental chlorine from all of its pulp bleaching processes. This important initiative, completed during 1997 at a cost of approximately $110 million, represents a major step by Westvaco in addressing subsequent EPA regulations for the U.S. pulp and paper industry regarding air and water quality. These regulations, known as the Cluster Rule, were published in April 1998. The company anticipates additional capital costs to comply with other parts of these new regulations over the next several years to be in the range of $100 million to $150 million, which will also increase operating costs in the range of $3 million to $7 million annually.

Employees

      At October 31, 1999, Westvaco employed approximately 12,750 persons, of whom 5,980 domestic employees are represented by various labor unions under collective bargaining agreements.

      Westvaco was incorporated in 1899 under the laws of Delaware as the West Virginia Pulp and Paper Company; its name was changed to Westvaco Corporation on March 3, 1969. The principal executive offices of Westvaco are located at 299 Park Avenue, New York, New York 10171, and its telephone number at that address is 212-688-5000. Unless otherwise indicated or the context otherwise requires, the term "Westvaco" refers to Westvaco Corporation and its consolidated subsidiaries.

                              RECENT DEVELOPMENTS

Second Quarter 2000 Earnings Release

      On May 25, 2000 Westvaco announced second quarter earnings of $61.4 million, or 61 cents per share, for the period ended April 30, a 125 percent increase compared to earnings of $27.3 million, or 27 cents per share, in the second quarter of fiscal 1999. Earnings for the quarter include a gain of 7 cents per share due to an asset sale and a charge of 9 cents per share due to early redemption of debt. Second quarter operating earnings by Westvaco's packaging business totaled $87 million, up from $51 million in the second quarter of 1999, due to higher shipment volume, product mix improvement and the addition to operations of Westvaco's recently acquired bleached paperboard mill in Evadale, TX. In addition, consumer packaging operations, including the recently acquired Mebane Packaging Group, contributed to the packaging segment's results. Revenues for the second quarter of fiscal 2000 totaled $904.7 million, 33 percent more than during the same period a year earlier. Revenues for the first six months of 2000 totaled $1.7 billion, a 28 percent increase compared to the first half of 1999. Earnings for the first six months of fiscal 2000 totaled $111.6 million, or $1.11 per share, up 112 percent from $52.5 million, or 52 cents per share, earned during the first half of fiscal 1999. Operating earnings for the paper segment totaled $35 million compared to $6 million in the second quarter of 1999. This improvement occurred as market demand strengthened and new coated paper product introductions led to higher market share. Lower costs also contributed to the enhanced performance by Westvaco's printing papers business. Second quarter operating earnings in Westvaco's specialty chemicals business increased to $18 million from $14 million as stronger markets overseas and the continued strength of U.S. markets lifted product demand. Demand was particularly strong for Westvaco's activated carbon products used in automotive emission controls and tall oil based ingredients for ink resins, coatings and other products.

IMPAC Group Acquisition

      On April 24, 2000, Westvaco entered into a definitive agreement to acquire IMPAC Group, Inc. for approximately $500 million, including the assumption of $294 million in net debt and preferred stock. IMPAC Group is a leading supplier of high-end specialty packaging for various consumer products including entertainment, cosmetics, health and personal care. The acquisition furthers Westvaco's strategy of expanding in high-value consumer packaging markets. IMPAC Group is a privately held company with over 2,100 employees and 8 facilities in North America and 12 facilities in Austria, Ireland, The Netherlands and the United Kingdom. Westvaco expects to close the transaction in Westvaco's third fiscal quarter of 2000, subject to obtaining necessary government approvals and the satisfaction of other customary conditions.

                                USE OF PROCEEDS

      Westvaco expects to use the net proceeds from the sale of both series of notes to fund part of the acquisition of IMPAC Group and the related refinancing of indebtedness and redemption of preferred stock as described under "Recent Developments--IMPAC Group Acquisition" in this prospectus supplement. To the extent the net proceeds from the sale of notes are not so applied, the net proceeds will be added to Westvaco's general corporate funds and will be available for future capital outlays, for working capital purposes and for the repayment of existing debt.

                     CAPITALIZATION OF WESTVACO CORPORATION

      The following table shows the unaudited consolidated capitalization of Westvaco at January 31, 2000, as adjusted to reflect the retirement of $150 million of commercial paper during Westvaco's second fiscal quarter of 2000 and as further adjusted to reflect the sale of the notes offered hereby.

                                                     January 31, 2000
                                             ----------------------------------
                                                             As      As Further
                                               Actual     Adjusted    Adjusted
                                             ----------  ----------  ----------
                                                (unaudited, in thousands)
Long-term obligations
  Notes:
    Floating rate, due June 5, 2003......... $      --   $      --   $  200,000
    6.85%, due November 15, 2004............    200,000     200,000     200,000
    8.40%, due June 1, 2007.................        --          --      200,000
    7.10%, due November 15, 2009............    200,000     200,000     200,000
  Debentures:
    9.65%, due 2002.........................    100,000     100,000     100,000
    9 3/4%, due 2020........................    100,000     100,000     100,000
    8.20%, due 2030.........................    400,000     400,000     400,000
  Sinking fund debentures:..................
    7%, due 2004-2023.......................    150,000     150,000     150,000
    7 1/2%, due 2008-2027...................    150,000     150,000     150,000
    7.65%, due 2008-2027....................    150,000     150,000     150,000
    7.75%, due 2004-2023....................    150,000     150,000     150,000
    8 1/8%, due 2001-2007...................     17,100      17,100      17,100
    8.30%, due 2003-2022....................    125,000     125,000     125,000
Pollution control revenue bonds:
    5.2--10 1/2%, due 2001-2027.............     74,075      74,075      74,075
Industrial revenue bonds:
    7%--7.67%, due 2001-2027................     94,145      94,145      94,145
    Floating rate, due 2014.................     34,500      34,500      34,500
    Floating rate, due 2023.................     47,500      47,500      47,500
Economic development bonds:
    8 3/4%, due 2001-2010...................      4,190       4,190       4,190
Notes payable and other.....................    394,624     244,624     244,624
                                             ----------  ----------  ----------
  Total long-term obligations...............  2,391,134   2,241,134   2,641,134
Shareholders' equity:
  Common stock, $5 par, 300,000,000
   authorized, 103,170,667 shares issued at
   January 31, 2000.........................    766,432     766,432     766,432
  Retained income...........................  1,633,051   1,633,051   1,633,051
  Common stock in treasury, at cost:
   2,877,824 shares at January 31, 2000.....    (63,526)    (63,526)    (63,526)
  Accumulated other comprehensive income
   (loss)...................................   (118,178)   (118,178)   (118,178)
                                             ----------  ----------  ----------
  Total shareholders' equity................  2,217,779   2,217,779   2,217,779
                                             ----------  ----------  ----------
      Total Capitalization.................. $4,608,913  $4,458,913  $4,858,913
                                             ==========  ==========  ==========

                        SUMMARY OF FINANCIAL INFORMATION

      The following is a summary of certain financial information of Westvaco and its consolidated subsidiaries. With the exception of the inclusion of the ratios of earnings to fixed charges, the following amounts were derived from Westvaco's consolidated financial statements and other financial data contained in its Annual Report on Form 10-K for the fiscal year ended October 31, 1999 and its Quarterly Report on Form 10-Q for the fiscal quarter ended January 31, 2000 (see "Documents Incorporated by Reference"). The information for the three months ended January 31, 1999 and 2000 is unaudited and, in the opinion of Westvaco's management, all adjustments (consisting of normal recurring accruals) necessary for a fair statement of the results of operations have been reflected therein.

                                                                                       Three Months Ended
                                          Year Ended October 31,                           January 31,
                          ----------------------------------------------------------  ----------------------
                             1995        1996        1997        1998        1999        1999        2000
                          ----------  ----------  ----------  ----------  ----------  ----------  ----------
                                             (dollars in thousands, except ratios)
Income Statement Data
Net Sales...............  $3,272,447  $3,045,450  $2,982,288  $2,885,917  $2,801,849  $  650,715  $  799,593
Other income............      30,297      29,065      28,743      18,747      29,384       8,705      12,359
                          ----------  ----------  ----------  ----------  ----------  ----------  ----------
                           3,302,744   3,074,515   3,011,031   2,904,664   2,831,233     659,420     811,952
Cost of goods sold (ex-
 cludes depreciation)...   2,266,807   2,173,719   2,161,194   2,071,011   1,969,515     464,360     554,243
Selling, research and
 administration
 expense................     235,100     234,366     240,814     238,097     230,963      55,006      60,782
Depreciation and amorti-
 zation.................     230,306     240,411     269,151     280,981     280,470      69,331      71,902
Restructuring charge....         --          --          --          --       78,771         --          --
Interest expense........     100,205      90,063      93,272     110,162     123,538      30,601      45,300
                          ----------  ----------  ----------  ----------  ----------  ----------  ----------
Income before taxes.....     470,326     335,956     246,600     204,413     147,976      40,122      79,725
Income taxes............     186,900     123,800      83,900      72,400      36,800      14,900      29,500
                          ----------  ----------  ----------  ----------  ----------  ----------  ----------
Net income (a)..........  $  280,836  $  212,156  $  162,700  $  132,013  $  111,176  $   25,222  $   50,225
                          ==========  ==========  ==========  ==========  ==========  ==========  ==========
Balance Sheet Data (at
 period end)
Cash & marketable secu-
 rities.................  $  151,823  $  115,368  $  175,354  $  105,050  $  108,792  $   94,786  $  527,635
Working capital.........     358,315     297,158     399,631     272,067     312,894     252,722     473,634
Total assets............   4,252,732   4,437,498   4,898,787   5,008,668   4,896,692   4,919,338   6,216,574
Long-term obligations...   1,147,020   1,153,447   1,512,621   1,526,343   1,502,177   1,522,257   2,391,134
Shareholders' equity....   2,080,551   2,209,737   2,278,568   2,246,448   2,171,288   2,150,106   2,217,779
Cash Flow Data
EBITDA (b)..............     800,837     666,430     609,023     595,556     551,984     140,054     196,927
Net cash provided by
 operating activities...     522,644     521,818     390,683     406,706     412,713      53,941     132,209
Net cash used in
 investing activities...    (279,208)   (458,182)   (592,968)   (416,029)   (229,892)    (55,527)   (792,701)
Net cash (used in)
 provided by financing
 activities.............    (169,650)    (99,722)    262,917     (56,970)   (160,573)     11,237   1,078,255
Capital expenditures....     290,053     521,598     621,172     422,984     228,879      64,169      38,574
Dividends...............      77,929      89,539      89,778      89,300      88,191      22,056      22,076
Ratio of earnings to
 fixed charges..........        4.90x       3.73x       2.67x       2.27x       1.96x       1.99x       2.57x

--------
(a) The 1995 fiscal year includes an extraordinary charge of $2.59 million for the extinguishment of higher interest rate debt.
(b) EBITDA represents income before taxes plus interest expense, depreciation and amortization. Westvaco's EBITDA is included in this prospectus supplement because it is a measure used by Westvaco's management to assess Westvaco's operating results and liquidity. EBITDA should not be considered in isolation or viewed as a substitute for cash flow from operations, net income or other measures of performance as defined by generally accepted accounting principles and presented in Westvaco's consolidated financial statements. EBITDA may not be comparable to other similarly titled measures of other companies.

      For the purpose of computing the consolidated ratio of earnings to fixed charges (1) earnings have been calculated by adding income taxes and fixed charges (excluding capitalized interest) to net income before the extraordinary charge and the cumulative effect of accounting changes, and (2) fixed charges comprise the total of interest charges and a portion of rentals determined to be representative of the interest factor.

                             DESCRIPTION OF NOTES

     The floating rate notes mature on June 5, 2003 and the fixed rate notes mature on June 1, 2007. Neither series of notes has the benefit of a sinking fund. The notes of each series are unsecured obligations of Westvaco and will rank equally with all other unsecured and unsubordinated indebtedness of Westvaco. Each series of notes will be issued in denominations of $1,000 and multiples thereof.

     The Indenture does not limit the amount of other debt that may be issued by Westvaco except for certain secured debt as described in the prospectus under "Restrictive Covenants."

     Whenever in this Description of Notes reference is made to a "business day," such reference refers to any day that is not a Saturday, Sunday or date on which banking institutions in The City of New York are generally authorized or obligated by law to close. If any day upon which a payment of principal, premium, if any, or interest on the notes is due is not a business day, such payment will be made on the next succeeding business day.

Floating Rate Notes

     The aggregate principal amount of the series of floating rate notes is limited to $200,000,000.

Interest

     The floating rate notes will bear interest from June 5, 2000 or from the most recent interest payment date on which Westvaco has paid or provided for interest on the floating rate notes, at a rate per annum, reset quarterly, equal to LIBOR (as defined below) plus 0.90%, as determined by the calculation agent. The Bank of New York will initially act as calculation agent. Westvaco will pay interest on March 5, June 5, September 5 and December 5 of each year, each of which is referred to as a "Floating Rate Interest Payment Date." Except as described below for the first Interest Period, on each Floating Rate Interest Payment Date, Westvaco will pay interest for the period commencing on and including the immediately preceding Floating Rate Interest Payment Date and ending on and including the day next preceding that Floating Rate Interest Date. This period is referred to as an "Interest Period." The first Floating Rate Interest Payment Date will be September 5, 2000 and the first Interest Period will begin on and including June 5, 2000 and end on and including September 4, 2000. Westvaco will pay interest on a floating rate note to the person in whose name that note was registered at the close of business on the 15th calendar day, whether or not a business day, immediately preceding the Floating Rate Interest Payment Date.

     "LIBOR," with respect to an Interest Period, shall be the rate (expressed as percentage per annum) for deposits in United States dollars for a three-month period beginning on the second London Banking Day after the Determination Date that appears on Telerate Page 3750 as of 11:00 a.m., London time, on the Determination Date. If Telerate Page 3750 does not include this rate or is unavailable on the Determination Date, LIBOR for the Interest
Period shall be the arithmetic mean of the rates (expressed as a percentage per annum) for deposits in a Representative Amount in the United States dollars for a three-month period beginning on the second London Banking Day after the Determination Date that appear on Reuters Screen LIBO Page as of 11:00 a.m., London time, on the Determination Date. If Reuters Screen LIBO
Page does not include two or more rates or is unavailable on the Determination Date, the calculation agent will request the principal London office of each of four major banks in the London interbank market, as selected by the calculation agent, to provide that bank's offered quotation (expressed as a percentage per annum) as of approximately 11:00 a.m., London time, on the Determination Date to prime banks in the London interbank market for deposits in a Representatives Amount in United States dollars for a three-month period beginning on the second London Banking Day after the Determination Date. If at least two offered quotations are so provided, LIBOR for the Interest Period will be the arithmetic mean of those quotations. If fewer than two quotations are so provided, the calculation agent will request each of three major banks in New York City, as selected by the calculation agent, to provide that bank's rate (expressed as a percentage per annum), as of approximately 11:00 a.m., New York City time, on the Determination Date for loans in a Representative Amount in United States dollars to leading European banks for a three-month period beginning on the second London Banking Day after the Determination Date. If at least two rates are so provided, LIBOR for the Interest Period will be the arithmetic mean of those rates. If fewer than two rates are so provided, then LIBOR for the Interest Period will be LIBOR in effect with respect to the immediately preceding Interest Period.

      "Determination Date" with respect to an Interest Period will be the second London Banking day preceding the first day of the Interest Period. The Determination Date with respect to the first Interest Period will be June 1, 2000.

      "London Banking Day" is any day in which dealings in United States dollars are transacted or, with respect to any future date, are expected to be transacted in the London interbank market.

      "Representative Amount" means a principal amount that is representative for a single transaction in the relevant market at the relevant time.

      "Telerate Page 3750" means the display designated as "Page 3750" on the Bridge Telerate Service (or such other page as may replace Page 3750 on that service).

      "Reuters Screen LIBO Page" means the display designated as page "LIBO" on The Reuters Monitor Money Rates Service (or such other page as may replace the LIBO page on that service).

      The amount of interest for each day that the floating rate notes are outstanding, which is referred to as the "Daily Interest Amount," will be calculated by dividing the interest rate in effect for that day by 360 and multiplying the result by the principal amount of the floating rate notes. The amount of interest to be paid on the floating rate notes for each Interest Period will be calculated by adding the Daily Interest Amounts for each day in the Interest Period.

      All percentages resulting from any of the above calculations will be rounded, if necessary, to the nearest one hundred-thousandth of a percentage point, with five one-millionths of percentage point rounded upwards (e.g., 9.876545% (or .09876545) being rounded to 9.87655% (or .0987655)) and all dollar amounts used in or resulting from such calculations will be rounded to the nearest cent (with one-half cent being rounded upwards).

      The interest rate on the floating rate notes will in no event be higher than the maximum rate permitted by New York law as the same may be modified by United States law of general application. Under present New York law, the maximum rate of interest is 25% per annum on a simple interest basis. This limit may not apply to notes in which $2,500,000 or more has been invested.

      The calculation agent will, upon the request of the holder of any floating rate note, provide the interest rate then in effect. All calculations of the calculation agent, in the absence of manifest error, shall be conclusive for all purposes and binding on Westvaco and the holders of the floating rate notes. Westvaco may appoint a successor calculation agent with the written consent of the trustee, which consent shall not be unreasonably withheld.

Optional Redemption

      Upon not less than 30 nor more than 60 days' notice, Westvaco may redeem the floating rate notes, in whole or in part, on any Floating Rate Interest Payment Date on or after June 5, 2001, at a redemption price equal to 100% of the principal amount thereof, together with accrued and unpaid interest thereon, if any, to the redemption date. Notice of redemption shall be mailed by first class mail at least 30 but not more than 60 days before the redemption date to each holder of floating rate notes to be redeemed at its registered address. Floating rate notes called for redemption become due on the date fixed for redemption. On and after the redemption date, interest ceases to accrue on floating rate notes called for redemption.

Fixed Rate Notes

      The aggregate principal amount of the series of fixed rate notes is limited to $200,000,000.

Interest

      The fixed rate notes bear interest at the rate set forth on the cover page hereof, payable semiannually on June 1 and December 1 of each year to the registered holders thereof on the preceding May 15 or November 15, as the case may be, commencing December 1, 2000.

Optional Redemption

      Upon not less than 30 nor more than 60 days' notice, Westvaco may redeem the fixed rate notes, in whole or in part, at any time at a redemption price equal to 100% of the principal amount thereof plus the Make-Whole Premium, together with accrued and unpaid interest thereon, if any, to the redemption date. Notice of redemption shall be mailed by first class mail at least 30 but not more than 60 days before the redemption date to each holder of fixed rate notes to be redeemed at its registered address. Fixed rate notes called for redemption become due on the date fixed for redemption. On and after the redemption date, interest ceases to accrue on fixed rate notes called for redemption.

      "Make-Whole Premium" means, with respect to any fixed rate note at any redemption date, the excess, if any, of (a) the present value of the sum of the principal amount and premium, if any, that would be payable on such fixed rate note on its maturity date and all remaining interest payments (not including any portion of such payments of interest accrued as of the redemption date) to and including such maturity date, discounted on a semi-annual bond equivalent basis from such maturity date to the redemption date at a per annum interest rate equal to the sum of the Treasury Yield (determined on the business day immediately preceding the date of such redemption), plus 25 basis points, over (b) the principal amount of the fixed rate notes being redeemed.

      "Treasury Yield" means the yield to maturity at the time of computation of United States Treasury securities with a constant maturity (as compiled by and published in the most recent Federal Reserve Statistical Release H.15
(519) which has become publicly available at least two business days prior to the date fixed for redemption (or, if such Statistical Release is no longer published, any publicly available source of similar data)) most nearly equal to the then remaining average life of the fixed rate notes, provided that if the average life of the fixed rate notes is not equal to the constant maturity of a United States Treasury security for which a weekly average yield is given, the Treasury yield shall be obtained by linear interpolation (calculated to the nearest one-twelfth of a year) from the weekly average yields of United States Treasury securities for which such yields are given, except that if the average life of the fixed rate notes is less than one year, the weekly average yield on actually traded United States Treasury securities adjusted to a constant maturity of one year shall be used.

Book-Entry System

      The Depository Trust Company ("DTC"), New York, NY, will act as securities depository for the notes. The notes will be issued as fully-registered securities registered in the name of Cede & Co. (DTC's partnership nominee). One or more fully-registered global notes certificates will be issued for each series of notes and will be deposited with, or on behalf of, DTC.

      DTC is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934. DTC holds securities that its participants ("Participants") deposit with DTC. DTC also facilitates the settlement among Participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in Participants' accounts, thereby eliminating the need for physical movement of securities certificates. Direct Participants include securities brokers and dealers, banks, trust companies, clearing corporations, and certain other organizations. DTC is owned by a number of its Direct Participants and by the New York Stock Exchange, Inc., the American Stock Exchange, Inc., and the National Association of Securities Dealers, Inc. Access to the DTC system is also available to others such as securities brokers and dealers, banks, and trust companies that clear through or maintain a custodial relationship with a Direct Participant, either directly or indirectly ("Indirect Participants"). The Rules applicable to DTC and its Participants are on file with the Securities and Exchange Commission.

      Purchases of notes under the DTC system must be made by or through Direct Participants, which will receive a credit for the notes on DTC's records. The ownership interest of each actual purchaser of the notes ("Beneficial Owner") is in turn to be recorded on the Direct and Indirect Participants' records. Beneficial Owners will not receive written confirmation from DTC of their purchase, but Beneficial Owners are expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the Direct or Indirect Participant through which the Beneficial Owner entered into the transaction. Transfers of ownership interests in the notes are to be accomplished by entries made on the books of Participants acting on behalf of Beneficial Owners. Beneficial Owners will not receive certificates representing their ownership interests in the notes, except in the event that use of the book-entry system for the notes is discontinued.

      To facilitate subsequent transfers, all notes deposited by Participants with DTC are registered in the name of DTC's partnership nominee, Cede & Co. The deposit of notes with DTC and their registration in the name of Cede & Co. effect no change in beneficial ownership. DTC has no knowledge of the actual Beneficial Owners of the notes; DTC's records reflect only the identity of the Direct Participants to whose accounts such notes are credited, which may or may not be the Beneficial Owners. The Participants will remain responsible for keeping account of their holdings on behalf of their customers.

      Conveyance of notices and other communications by DTC to Direct Participants, by Direct Participants to Indirect Participants, and by Direct Participants and Indirect Participants to Beneficial Owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

      Neither DTC nor Cede & Co. will consent or vote with respect to the notes. Under its usual procedures, DTC would mail an Omnibus Proxy to Westvaco as soon as possible after the record date. The Omnibus Proxy would assign Cede & Co.'s consenting or voting rights to those Direct Participants to whose accounts the notes are credited on the record date (identified in a listing attached to the Omnibus Proxy).

      Principal and interest payments on the notes will be made to DTC. DTC's practice is to credit Direct Participants' accounts on the payable date in accordance with their respective holdings shown on DTC's records unless DTC has reason to believe that it will not receive payment on the payable date. Payments by Participants to Beneficial Owners will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in "street name", and will be the responsibility of such Participant and not of DTC, Westvaco or the Trustee, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of principal and interest to DTC is the responsibility of Westvaco or the Trustee, disbursement of such payments to Direct Participants is the responsibility of DTC, and disbursement of such payments to the Beneficial Owners is the responsibility of Direct and Indirect Participants.

      DTC may discontinue providing its services as securities depository with respect to the notes at any time by giving reasonable notice to Westvaco or the Trustee. Under such circumstances, in the event that a successor securities depository is not obtained, definitive certificates are required to be printed and delivered.

      Westvaco may decide to discontinue use of the system of book-entry transfers through DTC (or a successor securities depository). In that event, definitive certificates will be printed and delivered.

      The information in this section concerning DTC and DTC's book-entry system has been obtained from sources that Westvaco believes to be reliable, but Westvaco takes no responsibility for the accuracy thereof.

                                  UNDERWRITING

      Westvaco and the underwriters for the offering named below have entered into an underwriting agreement and a terms agreement with respect to the notes. Subject to certain conditions, each underwriter has severally agreed to purchase the principal amount of notes indicated in the following table.

                                                Principal         Principal
                                                ---------         ---------
                                                Amount of         Amount of
                                                ---------         ---------
                  Underwriters             Floating Rate Notes Fixed Rate Notes
                  ------------             ------------------- ----------------
      Goldman, Sachs & Co. ...............    $ 80,000,000       $ 80,000,000
      J.P. Morgan Securities Inc. ........      30,000,000         30,000,000
      Merrill Lynch, Pierce, Fenner &
               Smith
               Incorporated...............      30,000,000         30,000,000
      Bear, Stearns & Co. Inc. ...........      15,000,000         15,000,000
      Banc of America Securities LLC......       9,000,000          9,000,000
      BNY Capital Markets, Inc. ..........       9,000,000          9,000,000
      Chase Securities Inc. ..............       9,000,000          9,000,000
      Salomon Smith Barney Inc. ..........       9,000,000          9,000,000
      Wachovia Securities, Inc. ..........       9,000,000          9,000,000
                                              ------------       ------------
           Total..........................    $200,000,000       $200,000,000
                                              ============       ============

      Notes sold by the underwriters to the public will initially be offered at the initial public offering prices set forth on the cover of this prospectus supplement. Any notes sold by the underwriters to securities dealers may be sold at a discount from the initial public offering prices of up to 0.200% and 0.375% of the principal amount of the floating rate notes and the fixed rate notes, respectively. Any such securities dealers may resell any notes purchased from the underwriters to certain other brokers or dealers at a discount from the initial public offering prices of up to 0.125% and 0.250% of the principal amount of the floating rate notes and the fixed rate notes, respectively. If all the notes are not sold at the initial offering prices, the underwriters may change the offering prices and the other selling terms.

      The notes are new issues of securities with no established trading market. Westvaco has been advised by the underwriters that the underwriters intend to make a market in each series of notes but are not obligated to do so and may discontinue market making at any time without notice. No assurance can be given as to the liquidity of the trading market for either series of notes.

      In connection with the offerings, the underwriters may purchase and sell notes in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of notes than they are required to purchase in the offering. Stabilizing transactions consist of certain bids or purchases made for the purpose of preventing or retarding a decline in the market price of the notes while the offering is in progress.

      Westvaco has agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

      In the ordinary course of business, certain of the underwriters and their affiliates have engaged, and may in the future engage, in investment banking, commercial banking and/or financial advisory transactions with Westvaco and its affiliates.

                                    EXPERTS

      The consolidated financial statements incorporated in this prospectus supplement and the accompanying prospectus by reference to the Annual Report on Form 10-K of Westvaco Corporation for the fiscal year ended October 31, 1999 have been so incorporated by reference in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                              Westvaco Corporation

                                Debt Securities

                                ---------------

      By this prospectus, we may offer up to $800,000,000 of debt securities. Market conditions at the time these securities are sold will determine the prices and terms of these securities.

      Each issue of securities under this prospectus may have a different aggregate principal amount, maturity date, public offering price, interest rate or rates, timing of interest payments, provisions for redemption, sinking fund requirements, and other variable terms. The specific terms of each offering of debt securities under this prospectus will be included in an accompanying prospectus supplement.

      This prospectus may not be used to consummate sales of offered securities unless accompanied by a prospectus supplement. You should read this prospectus and the accompanying prospectus supplement carefully before you invest.

                                ---------------

      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

                                ---------------

      We may sell securities under this prospectus to or through underwriters. We may also sell these securities directly to other purchasers or through agents.

                                ---------------

               The date of this prospectus is November 30, 1999.

                      DOCUMENTS INCORPORATED BY REFERENCE

      The Securities and Exchange Commission allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the Securities and Exchange Commission will automatically update and supersede this information. We incorporate by reference the documents of Westvaco listed below and any future filings made with the Securities and Exchange Commission pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, until we sell all of the securities. A document will be incorporated by reference on the date it is filed.

    .  Annual Report on Form 10-K for the fiscal year ended October 31,
       1998.

    .  Quarterly Report on Form 10-Q for the fiscal quarter ended January
       31, 1999.

    .  Quarterly Report on Form 10-Q for the fiscal quarter ended April 30,
       1999.

    .  Quarterly Report on Form 10-Q for the fiscal quarter ended July 31,
       1999.

    .  Current Report on Form 8-K dated October 5, 1999.

    .  Current Report on Form 8-K dated November 12, 1999.

    .  Current Report on Form 8-K dated November 18, 1999.

    . Definitive proxy statement, dated December 28, 1998, and additional proxy materials, dated February 1, 1999.

      You may request a copy of these filings at no cost, by writing or telephoning us at the following address: Mr. John W. Hetherington, Vice President and Secretary, Westvaco Corporation, 299 Park Avenue, New York, New York 10171, telephone (212) 318-5280.

      You should rely only on the information contained or incorporated by reference in this prospectus or any prospectus supplement. We have not authorized any other person to provide you with different information. We are not making an offer of these securities in any jurisdiction where the offer is not permitted. You should assume that the information appearing in this prospectus or any prospectus supplement, as well as information we previously filed with the Securities and Exchange Commission and incorporated by reference, is accurate as of the date on the front of those documents only.

                      WHERE YOU CAN FIND MORE INFORMATION

      We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. Our filings are available to the public over the Internet at the Securities and Exchange Commission's web site at http://www.sec.gov. You may also read and copy any document we file at the Securities and Exchange Commission's public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549; 7 World Trade Center, New York, New York 10048; and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the public reference rooms.

      This prospectus is a part of a registration statement on Form S-3 and the related amendments and exhibits filed with the Securities and Exchange Commission. This prospectus does not contain all of the information in the registration statement. Please refer to the registration statement and its exhibits for further information regarding Westvaco and the offered securities.

                                  THE COMPANY

      Westvaco Corporation is one of the major producers of paper and paperboard in the United States. It converts paper and paperboard into a variety of end-products, manufactures a variety of specialty chemicals, produces lumber, sells timber from its timberlands and is engaged in land development. In Brazil, it is a major producer of paperboard and corrugated packaging for the markets of that country and also operates a folding carton plant. Westvaco also has a folding carton plant in the Czech Republic. Westvaco exports products from the United States, Brazil and the Czech Republic to other countries throughout the world.

      Westvaco was incorporated in 1899 under the laws of Delaware as the West Virginia Pulp and Paper Company; its name was changed to Westvaco Corporation on March 3, 1969. The principal executive offices of Westvaco are located at 299 Park Avenue, New York, New York 10171, and its telephone number at that address is 212-688-5000. Unless otherwise indicated or the context otherwise requires, the term "Westvaco" refers to Westvaco Corporation and its consolidated subsidiaries.

                        SUMMARY OF FINANCIAL INFORMATION

      The following is a summary of certain financial information of Westvaco and its consolidated subsidiaries. With the exception of the inclusion of the ratios of earnings to fixed charges, the following amounts were derived from Westvaco's consolidated financial statements and other financial data contained in its Annual Report on Form 10-K for the fiscal year ended October 31, 1998 and its Quarterly Report on Form 10-Q for the fiscal quarter ended July 31, 1999 (see "Documents Incorporated by Reference").

                                                                                           Nine Months
                                          Year Ended October 31,                          Ended July 31
                          ----------------------------------------------------------  ----------------------
                             1994        1995        1996        1997        1998        1998        1999
                          ----------  ----------  ----------  ----------  ----------  ----------  ----------
                                        (In thousands, except per share data and ratios)
Sales...................  $2,607,474  $3,272,447  $3,045,450  $2,982,288  $2,885,917  $2,154,126  $2,030,398
Net income..............     103,606     280,836     212,156     162,700     132,013      98,796      87,503
Net income per share of
 common stock--Basic....        1.03        2.78*       2.09        1.60        1.30        0.97        0.87
Net Income per share of
 common stock--Diluted..        1.03        2.76*       2.07        1.58        1.30        0.97        0.87
Ratio of earnings to
 fixed charges..........        2.25x       4.90x       3.73x       2.67x       2.27x       2.26x       2.17x

--------
* The 1995 fiscal year includes an extraordinary charge of $.02 per share for the extinguishment of higher interest rate debt.

      For the purpose of computing the consolidated ratio of earnings to fixed charges (1) earnings have been calculated by adding income taxes and fixed charges (excluding capitalized interest) to net income before the extraordinary charge and the cumulative effect of accounting changes, and (2) fixed charges comprise the total of interest charges and a portion of rentals determined to be representative of the interest factor.

                                USE OF PROCEEDS

      Except as otherwise set forth in the accompanying prospectus supplement relating to an offering of the Securities, the net proceeds from the sale of the Securities being offered will be added to Westvaco's general corporate funds and will be available for future capital outlays, for working capital purposes and for the repayment of existing debt.

                           DESCRIPTION OF SECURITIES

      The Securities are to be issued under an Indenture, dated as of March 1, 1983 (the "Indenture"), between Westvaco and The Bank of New York (formerly known as Irving Trust Company), as Trustee (the "Trustee"), a copy of which is filed as an exhibit to the registration statement. The following summaries of certain provisions of the Indenture do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all provisions of the Indenture, including the definitions therein of certain terms. Wherever particular Sections or defined terms of the Indenture are referred to, it is intended that such Sections or defined terms shall be incorporated herein by reference. The following sets forth certain general terms and provisions of the Securities to which any prospectus supplement may relate. The particular terms of the Securities offered by any prospectus supplement (the "Offered Securities") and the extent, if any, to which such general provisions may apply to the Securities so offered, will be described in the prospectus supplement relating to such Offered Securities.

General

      The Indenture does not limit the aggregate principal amount of Securities which may be issued thereunder and provides that Securities may be issued from time to time in one or more series. The Securities will be unsecured obligations of Westvaco.

      Reference is made to the prospectus supplement relating to the particular series of Securities offered thereby for the following terms of the Offered
Securities:

  .  the title of the Offered Securities;

  .  any limit on the aggregate principal amount of the Offered Securities;

  . the price or prices (expressed as a percentage of the aggregate principal amount thereof) at which the Offered Securities will be issued;

  .  the date or dates on which the Offered Securities will mature;

  . the rate or rates (which may be fixed or variable) per annum at which the Offered Securities will bear interest, if any;

  . the date from which such interest, if any, on the Offered Securities will accrue, the dates on which such interest, if any, will be payable, the date on which payment of such interest, if any, will commence and the Regular Record Dates for such Interest Payment Dates, if any;

  . the ranking of the Offered Securities relative to any and all other securities of Westvaco theretofore issued;

  . the dates, if any, on which and the price or prices at which the Offered Securities will, pursuant to any mandatory sinking fund provisions, or may, pursuant to any optional sinking fund or to any purchase fund provisions, be redeemed by Westvaco, and the other detailed terms and provisions of such sinking and/or purchase funds;

  . the date, if any, after which and the price or prices at which the Offered Securities may, pursuant to any optional redemption provisions, be redeemed at the option of Westvaco or of the Holder thereof and the other detailed terms and provisions of such optional redemption; and

  . any other terms of the series (which will not be inconsistent with the provisions of the indenture).

      Unless otherwise indicated in the related prospectus supplement, principal of and premium, if any, and interest, if any, on the Securities will be payable, and the transfer of the Securities will be registrable, at the office of the Trustee in the Borough of Manhattan, The City of New York, except that, at the option of Westvaco, interest may be paid by mailing a check to the address of the person entitled thereto as it appears on the Security Register. (Sections 301, 305, 1002)

      Unless otherwise indicated in the related prospectus supplement, the Securities will be issued only in fully registered form without coupons and in denominations of $1,000 or any integral multiple thereof. No service charge will be made for any transfer or exchange of the Securities, but Westvaco may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith. (Sections 302, 305)

      Securities may be issued as Original Issue Discount Securities to be sold at a substantial discount below their principal amount. Special federal income tax and other considerations applicable thereto will be described in the prospectus supplement relating thereto.

      The Indenture does not contain any covenants or other provisions which would afford Holders of Securities protection in the event of a highly leveraged transaction involving Westvaco.

Restrictive Covenants

      Limitations on Liens. The Indenture provides that so long as any of the Securities are outstanding Westvaco will not, and will not permit any Domestic Subsidiary (as defined) to, issue, assume or guarantee any debt for money borrowed (herein referred to as "Debt") if such Debt is secured by any mortgage, security interest, pledge or other lien (herein referred to as a "mortgage") upon any Principal Property (as defined) of Westvaco or any Domestic Subsidiary or any shares of stock or indebtedness of any Domestic Subsidiary, whether owned at the date of the Indenture or thereafter acquired, without effectively securing the Securities equally and ratably with such Debt. The foregoing restriction does not apply to:

          (1) mortgages on any property acquired, constructed or improved after the date of the Indenture which are created or assumed within 120 days after such acquisition, construction or improvement (or within six months thereafter pursuant to a firm commitment for financing arrangements entered into within such 120 day period) to secure or provide for the payment of the purchase price or cost thereof incurred after the date of the Indenture, or existing mortgages on property acquired, provided such mortgages shall not apply to any property theretofore owned by Westvaco or a Domestic Subsidiary other than theretofore unimproved real property;

          (2) mortgages existing on any property acquired from a corporation merged with or into Westvaco or a Domestic Subsidiary;

          (3) mortgages on property of any corporation existing at the time it becomes a Domestic Subsidiary;

          (4) mortgages securing Debt owed by a Domestic Subsidiary to Westvaco or to another Domestic Subsidiary;

          (5) mortgages in favor of governmental bodies to secure advance or other payments pursuant to any contract or statute or to secure indebtedness incurred to finance the purchase price or cost of constructing or improving the property subject to such mortgages;

          (6) mortgages on timberlands in connection with an arrangement under which Westvaco or a Domestic Subsidiary is obligated to cut or pay for timber in order to provide the secured party with a specified amount of money, however determined; or

          (7) mortgages for extending, renewing or replacing Debt secured by any mortgage referred to in the foregoing clauses (1) to (6) inclusive or in this clause or any mortgages existing on the date of the Indenture. Such restriction does not apply to the issuance, assumption or guarantee by Westvaco or any Domestic Subsidiary of Debt secured by a mortgage which would otherwise be subject to the foregoing restriction up to an aggregate amount which, together with all other secured Debt (not including secured Debt permitted under the foregoing exceptions) and the Value (as defined) of Sale and Lease-back Transactions existing at such time (other than Sale and Lease-back Transactions the proceeds of which have been applied to the retirement of Securities or of certain long-term indebtedness or to the purchase of other Principal Property, and other than Sale and Lease-back Transactions in which the property involved would have been permitted to be mortgaged under clause (1) above), does not exceed 5% of Consolidated Net Tangible Assets (as defined). (Section 1005)

      Limitation on Sale and Lease-back Transactions. Sale and Lease-back Transactions by Westvaco or any Domestic Subsidiary of any Principal Property are prohibited (except for temporary leases for a term, including renewals, of not more than three years and except for leases between Westvaco and a Domestic Subsidiary or between Domestic Subsidiaries) unless:

  . Westvaco or such Domestic Subsidiary would be entitled to incur Debt secured by a mortgage on the property to be leased without securing the Securities pursuant to clause (1) under "Limitations on Liens" or

  . the value thereof would be an amount permitted under the last sentence under "Limitations on Liens" or

  .  Westvaco applied an amount equal to the fair value of such property

          (a) to the retirement of Securities (other than pursuant to any sinking fund obligations applicable to such Securities),

          (b) to the retirement of certain long-term indebtedness of Westvaco or a Domestic Subsidiary or

          (c) to the purchase of Principal Property (other than that involved in such Sale and Lease-back Transaction). (Section 1006)

Events of Default

      The following are Events of Default under the Indenture with respect to Securities of any series:

  . failure to pay principal of or any premium on any Security of that series when due;

  . failure to pay any interest on any Security of that series when due, continued for 30 days;

  . failure to deposit any sinking fund payment, when due, in respect of any Security of that series;

  . failure to perform any other covenant of Westvaco in the Indenture (other than a covenant included in the Indenture solely for the benefit of a series of Securities other than that series), continued for 60 days after written notice as provided in the Indenture;

  .  certain events in bankruptcy, insolvency or reorganization and

  . any other Event of Default provided with respect to Securities of that series. (Section 501)

      If an Event of Default with respect to Securities of any series at the time Outstanding occurs and is continuing, either the Trustee or the Holders of at least 25% in aggregate principal amount of the Outstanding Securities of that series may declare the principal amount (or, if the Securities of that series are Original Issue Discount Securities, such portion of the principal amount as may be specified in the terms of that series) of all the Securities of that series to be due and payable immediately. At any time after a declaration of acceleration with respect to Securities of any series has been made, but before a judgment or decree based on acceleration has been obtained, the Holders of a majority in aggregate principal amount of Outstanding Securities of that series may, under certain circumstances, rescind and annul such acceleration. (Section 502)

      The Indenture provides that, subject to the duty of the Trustee during default to act with the required standard of care, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request or direction of any of the Holders, unless such Holders shall have offered to the Trustee reasonable indemnity. (Section 603) Subject to such provisions for the indemnification of the Trustee, the Holders of a majority in aggregate principal amount of the Outstanding Securities of any series will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any trust or power conferred on the Trustee, with respect to the Securities of that series. (Section 512)

      No Holder of any Security of any series will have any right to institute any proceeding with respect to the Indenture or for any remedy thereunder, unless such Holder shall have previously given to the Trustee written notice of a continuing Event of Default with respect to Securities of that series and also unless the Holders of not less than 25% in aggregate principal amount of the Outstanding Securities of that series shall have made written request, and offered reasonable indemnity, to the Trustee to institute such proceeding as trustee, and the Trustee shall not have received from the Holders of a majority in principal amount of the Outstanding Securities of that series a direction inconsistent with such request and shall have failed to institute such proceeding within 60 days. (Section 507) However, the Holder of any Security will have an absolute right to receive payment of the principal of (and premium, if any) and interest on such Security on or after the due dates expressed in such Security and to institute suit for the enforcement of any such payment. (Section 508)

      Westvaco is required to furnish to the Trustee annually a statement as to performance by Westvaco of certain of its obligations under the Indenture and as to any default in such performance. (Section 1007)

Modification and Waiver

      Modifications and amendments of the Indenture may be made by Westvaco and the Trustee with the consent of the Holders of 66 2/3% in aggregate principal amount of the Outstanding Securities of each series affected by such modification or amendment. However, no such modification or amendment may, without the consent of the Holder of each Outstanding Security affected thereby:

  . change the stated maturity date of the principal of, or any installment of principal or interest on, any Security;

  . reduce the principal amount of, or any premium or interest on, any Security;

  . reduce the amount of principal of an Original Issue Discount Security payable upon acceleration of the maturity thereof;

  . change the place or currency of payment of principal of, or any premium or interest on, any Security;

  . impair the right to institute suit for the enforcement of any payment on or with respect to any Security; or

  . reduce the percentage in principal amount of Outstanding Securities of any series the consent of whose Holders is required for modification or amendment of the Indenture or for waiver of compliance with certain provisions of the Indenture or for waiver of certain defaults. (Section
     902)

      The Holders of 66 2/3% in aggregate principal amount of the Outstanding Securities of each series may, on behalf of all Holders of Securities of that series, waive, insofar as that series is concerned, compliance by Westvaco with certain restrictive provisions of the Indenture. (Section 1008) The Holders of a majority in aggregate principal amount of the Outstanding Securities of each series may, on behalf of all Holders of Securities of that series, waive any past default under the Indenture with respect to Securities of that series, except a default in the payment of principal or any premium or interest or in respect of a provision which under the Indenture cannot be modified or amended without the consent of the Holder of each Outstanding Security of that series affected. (Section 513)

Consolidation, Merger and Sale of Assets

      Westvaco may consolidate or merge with or into, or transfer its assets substantially as an entirety to, any corporation organized under the laws of any domestic jurisdiction, provided that the successor corporation assumes Westvaco's obligations on the Securities and under the Indenture, that after giving effect to the transaction no Event of Default, and no event which, after notice or lapse of time, would become an Event of Default, shall have occurred and be continuing, and that certain other conditions are met. (Section 801)

Concerning the Trustee

      Westvaco maintains banking relationships with the Trustee in the ordinary course of its business. Borrowings totalling $500,000,000 are available to Westvaco under its Credit Agreement with a group of banks that includes the Trustee. There are no borrowings currently outstanding under this Credit Agreement. The Trustee is also the trustee under the indentures pursuant to which Westvaco's publicly held senior debt securities were issued. The Trustee is also the trustee and a money manager under Westvaco's employee retirement plans.

                              PLAN OF DISTRIBUTION

      Westvaco may sell Securities to or through underwriters, and also may sell Securities directly to other purchasers or through agents.

      The distribution of the Securities may be effected from time to time in one or more transactions at a fixed price or prices (which may be changed from time to time), at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. Each prospectus supplement will describe the method of distribution of the Securities offered thereby.

      In connection with the sale of the Securities, underwriters may receive compensation from Westvaco or from purchasers of Securities for whom they may act as agents, in the form of discounts, concessions or commissions. The underwriters, dealers and agents that participate in the distribution of Securities may be deemed to be underwriters under the Securities Act of 1933 and any discounts or commissions received by them and any profit on the resale of Securities by them may be deemed to be underwriting discounts and commissions under such Act. Any such underwriter will be identified and any such compensation will be described in the prospectus supplement.

      If so indicated in the prospectus supplement, Westvaco will authorize the underwriters to solicit offers by certain institutions to purchase Securities from Westvaco at the public offering price set forth in the prospectus supplement pursuant to Delayed Delivery Contracts providing for payment and delivery on the date stated in the prospectus supplement. Each such contract will be for an amount not less than, and unless Westvaco otherwise agrees, the aggregate principal amount of Securities sold pursuant to such contracts shall not be more than, the respective amounts stated in the prospectus supplement. Institutions with whom such contracts, when authorized, may be made include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions, and other institutions, but shall in all cases be subject to the approval of Westvaco. Delayed Delivery Contracts will not be subject to any conditions except that the purchase by an institution of the Securities covered thereby shall not at the time of delivery be prohibited under the laws of any jurisdiction in the United States to which such institution is subject.

      The Underwriting Agreement entered into with respect to any Securities sold through underwriters provides that the obligations of the underwriter or underwriters will be subject to certain conditions precedent and that the underwriters will be obligated to purchase all of the Securities covered by the applicable prospectus supplement if any are purchased.

      Westvaco has agreed to indemnify the several underwriters against certain civil liabilities, including liabilities under the Securities Act of 1933.

      In connection with this offering, the underwriters may over-allot or effect transactions which stabilize or maintain the market price of the securities at a level above that which might otherwise prevail in the open market. Such stabilizing if commenced, may be discontinued at any time.

                                 LEGAL OPINIONS

      The legality of the Securities offered hereby will be passed upon for Westvaco by Wendell L. Willkie, II, Esq., Senior Vice President and General Counsel of Westvaco and for the Underwriters by Cahill Gordon & Reindel, New York, New York. Mr. Willkie is the beneficial owner of shares of Westvaco's common stock held in trust under Westvaco's Savings and Investment Plan. He is also the recipient of stock options granted by Westvaco.

                                    EXPERTS

      The consolidated financial statements incorporated in this prospectus by reference to Westvaco's Annual Report on Form 10-K for the fiscal year ended October 31, 1998 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

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 No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the Notes offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

                                 -------------

                               TABLE OF CONTENTS

                             Prospectus Supplement

                                                                            Page
                                                                            ----
Documents Incorporated by Reference........................................  S-2
The Company................................................................  S-3
Recent Developments........................................................  S-5
Use of Proceeds............................................................  S-6
Capitalization of Westvaco Corporation.....................................  S-7
Summary of Financial Information...........................................  S-8
Description of Notes.......................................................  S-9
Underwriting............................................................... S-14
Experts.................................................................... S-15

                                  Prospectus

Documents Incorporated by Reference........................................    2
Where You Can Find More Information........................................    2
The Company................................................................    3
Summary of Financial Information...........................................    3
Use of Proceeds............................................................    3
Description of Securities..................................................    4
Plan of Distribution.......................................................    8
Legal Opinions.............................................................    9
Experts....................................................................    9


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                                 $400,000,000

                             Westvaco Corporation

                       $200,000,000 Floating Rate Notes
                               due June 5, 2003

                           $200,000,000 8.40% Notes
                               due June 1, 2007

                                 -------------

                             PROSPECTUS SUPPLEMENT

                                 -------------

                             Goldman, Sachs & Co.

                               J.P. Morgan & Co.

                              Merrill Lynch & Co.

                           Bear, Stearns & Co. Inc.

                        Banc of America Securities LLC

                           BNY Capital Markets, Inc.

                             Chase Securities Inc.

                             Salomon Smith Barney

                           Wachovia Securities, Inc.


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